11016583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-68325

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNRISE BROKERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 BROADWAY, 23RD FLOOR
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 354-6234
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2011
22 REGISTRATIONS BRANCH

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Trearsl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Brokers LLC, as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Urean
Signature

C.O.O
Title

Notary Public

SREEWATTIE GOBIN
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01G06212568
COMM. EXP. 10-13-2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, JOHN TREARS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNRISE BROKERS, LLC, as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE BROKERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Members
Sunrise Brokers, LLC

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC (a Limited Liability Company and subsidiary of SBL Sunrise Brokers Limited) as of December 31, 2010, and the related statements of income, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Brokers, LLC as of December 31, 2010, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
March 30, 2011

SUNRISE BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,650,581
Commissions receivable	81,323
Fixed assets, net	207,029
Prepaid expenses and other assets	30,505
Total	$ 1,969,438

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued compensation	$ 309,606
Due to affiliate	495,954
Due to Parent	100,000
Accrued expenses and other liabilities	161,494
Deferred rent	42,941
	1,109,995
Subordinated borrowings	230,000
Total liabilities	1,339,995
Commitments and contingencies	
Members' equity	629,443
Total	$ 1,969,438

See Notes to Financial Statements.

SUNRISE BROKERS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 4,394,156
Other revenues	49,535
Total revenues	4,443,691
Expenses:	
Compensation and benefits	2,891,742
Clearance and execution fees	200,906
Communications and market data	197,365
Rent and occupancy	191,261
Professional fees	162,055
Interest expense and finance charges	168,084
Travels and entertainment	284,865
Depreciation and amortization	68,675
Management fees	22,969
Licensing and registration fees	7,345
Other expenses	48,023
Total expenses	4,243,290
Net income before income tax expense	200,401
Income tax expense	12,000
Net income	$ 188,401

See Notes to Financial Statements.

SUNRISE BROKERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

Balance, beginning of year	$ 1,042
Capital contributions	440,000
Net income	188,401
Balance, end of year	$ 629,443

See Notes to Financial Statements.

SUNRISE BROKERS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings, January 1, 2010	$ -
Increase of subordinated borrowings - April 22, 2010	230,000
Subordinated borrowings, December 31, 2010	$ 230,000

See Notes to Financial Statements.

SUNRISE BROKERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Operating activities:	
Net income	$ 188,401
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	68,675
Changes in operating assets and liabilities:	
Commissions receivable	(81,323)
Prepaid expenses and other assets	(30,505)
Accrued compensation	302,939
Due to affiliate	157,490
Accrued expenses and other liabilities	161,494
Deferred rent	42,941
Net cash provided by operating activities	810,112
Investing activities - purchases of fixed assets	(275,704)
Financing activities:	
Capital contributions	440,000
Due to affiliate - expenses paid by affiliate	246,173
Advances from Parent	100,000
Increase in subordinated borrowings	230,000
Net cash provided by financing activities	1,016,173
Net increase in cash	1,550,581
Cash, beginning of year	100,000
Cash, end of year	$ 1,650,581

See Notes to Financial Statements.

Note 1 - Organization and nature of business:

Sunrise Brokers, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company's majority member is SBL Sunrise Brokers Limited, a Cyprus limited private company (the "Parent"), along with an individual minority member. The Company has certain transactions with an affiliate of the Parent. Sunrise Brokers, LLP (the "Affiliate") is a London-based broker affiliated with the Company through certain common ownership interests.

The Company provides equity and equity derivatives trading services in exchange for commissions to institutional clients and other broker-dealers.

The Company was formed on April 23, 2009 and commenced operations on April 22, 2010 when it became a member of FINRA. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Cash and cash equivalents and concentration risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and commissions receivable. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management has determined that no allowance for doubtful amounts is required as of December 31, 2010.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownership of the Company. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City; related deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2010. All of the Company's previous filed U.S. Federal and state income tax returns are subject to income tax examination. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition. The Company did not receive any interest or penalties associated with tax matters for the year ended December 31, 2010.

Revenue recognition:

Commission income and related expenses are recorded on a trade-date basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events:

The Company has evaluated subsequent events through March 30, 2011, which is the date the financial statements were available to be issued.

Note 3 - Fixed assets:

At December 31, 2010, fixed assets are comprised of:

	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$153,422	$37,399	$116,023
Leasehold improvements	122,282	31,276	91,006
Totals	$275,704	$68,675	$207,029

Depreciation and amortization expense relating to fixed assets amounted to $68,675 for the year ended December 31, 2010.

Note 4 - Related party transactions:

The Company has a factoring agreement with the Affiliate. The Affiliate has agreed to factor certain commission receivables at a cost of 5% of the underlying commission receivables on a nonrecourse basis. For the year ended December 31, 2010, the Company factored $3,214,225 of commissions receivable to the Affiliate and the related finance charges totaled $160,711 which are included on the accompanying statement of operations. The unpaid finance charges of $160,711 are included in due to affiliate on the accompanying statement of financial condition.

For the year ended December 31, 2010, a significant amount of the Company's operating expenses were paid by the Affiliate. The Company and the Affiliate have an expense sharing agreement, as they utilize common services. The expense sharing agreement provides for the Company to reimburse the Affiliate 5% of the Affiliate's back office expenses and support services per month for services relating to its broker-dealer activities. All consulting, insurance, regulatory, professional fees and taxes related to its broker-dealer activities are paid directly by the Company. At December 31, 2010, due to affiliate includes management fees of $22,969 related to the expense sharing agreement and $338,464 relating to expenses paid by the Affiliate offset by $26,190 of due from affiliate.

Due to Parent consists of an advance for $100,000, which is noninterest bearing and due on demand.

Note 5 - Subordinate borrowing:

The borrowing of $230,000 is subject to a subordination agreement effective at April 22, 2010, and payable to SBL Sunrise Brokers Limited. Such borrowing bears interest at 4.5%. The borrowings are due on April 22, 2013. Interest expense incurred on the loan for the year ended December 31, 2010 amounted to $7,373 which is included in the accompanying statement of operations.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

Note 6 - Concentrations of credit risk:

The Company has $81,323 in accounts receivable due from three customers as of December 31, 2010.

The Company's top eight clients accounted for 69% of revenues for the year ended December 31, 2010.

Note 7- Commitments:

The Company is obligated under a noncancelable lease agreement for office space, expiring in May 15, 2013. Minimum lease payments are as follows:

Years Ending December 31:	
2011	$ 235,046
2012	235,046
2013	88,142
Total	$ 558,234

Deferred rent of $42,941 represents the difference between rent payable calculated over the life of the lease on a straight-line basis and rent payable on a cash basis.

At December 31, 2010, the Affiliate has provided the landlord an irrevocable standby letter of credit in the amount of $110,350, used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on August 31, 2013.

Rent and occupancy costs related to this lease amounted to $191,261 for the year ended December 31, 2010.

Note 8 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company has net capital of $495,370, which is $395,370, in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 2.24 to 1.

SUNRISE BROKERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

Net capital:	
Total members' equity	$ 629,443
Add: Allowable credit - subordinated borrowings	230,000
Less: Nonallowable assets:	
Commissions receivable	81,323
Fixed assets, net	207,029
Prepaid expenses and other assets	30,505
Total	318,857
Less: Nonallowable ownership equity	45,216
Net capital	$ 495,370
Aggregate indebtedness:	
Total liabilities	$ 1,339,995
Less: Subordinated borrowings	(230,000)
Total	$ 1,109,995
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$ 100,000
Excess of net capital	$ 395,370
Excess of net capital at 1000%	$ 375,370
Ratio of aggregate indebtedness to net capital	2.24 to 1
Reconciliation with the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2010:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 682,554
Audit adjustments:	
Increase in nonallowable assets - prepaid expenses and other assets	(19,587)
Statement of income adjustments, net	(190,381)
Adjustment to ownership equity not allowable	22,784
Net capital per above	$ 495,370
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 900,027
Audit adjustments:	
Accrued compensation	6,294
Due to affiliate	134,521
Accrued expenses and other liabilities	26,212
Deferred rent	42,941
Total	$ 1,109,995

See Report of Independent Public Accountants

SUNRISE BROKERS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2010 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Members
Sunrise Brokers, LLC

In planning and performing our audit of the financial statements of Sunrise Brokers, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 30, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members of Sunrise Brokers, LLC, management, the SEC, The Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
March 30, 2011

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Sunrise Brokers, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sunrise Brokers, LLC (the "Company") for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) (which is the initial SIPC-7 filed for this Company). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the check register provided by the Company noting the following:

   The amount of total assessment balance due in Form SIPC-7 was $9,193.75 and the amount per the check register was $9,136.72, a difference of $57.03.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting the following:

   The amount of total revenue reported on the audited Form X-17A-5 was $4,443,691 and the amount of total revenue reported on line 2a in Form SIPC-7 was $4,417,501, a difference of $26,190.

   The expenses reported on the audited Form X-17A-5 for the year ended December 31, 2010 reflect clearance and execution fees of $200,906 but the Form SIPC-7 reflects no amounts on line 2c(3) – "commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions".

The expenses reported on the audited Form X-17A-5 for the year ended December 31, 2010 reflect interest expense, and total revenue includes interest income. The Form SIPC-7 reflects no amount on line 2c(9) – "Total interest and dividend expense but not in excess of total interest and dividend income".

Management represented to us that the Company will be filing an amended SIPC-7 for the year ended December 31, 2010.

3. Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
March 30, 2011

SIPC-7 (33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sunrise Brokers LLC
Reg # 8-68325
1500 Broadway
23rd floor, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN TREVARS 212-354-6234

2. A. General Assessment (item 2e from page 2) $ 11,043.75

B. Less payment made with SIPC-6 filed (exclude interest) (1850.00)

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,193.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,193.75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sunrise Brokers LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.O.O
(Title)

Dated the 15 day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,417,501
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	
Total deductions	
IPC Net Operating Revenues	$ 4,417,501
eneral Assessment @ .0025	$ 11,043.75

(to page 1, line 2.A.)

Sunrise Brokers, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2010

J.H. COHN LLP
Accountants and Consultants since 1919

Member of Nexia International
www.jhcohn.com ■ 1-877-704-3500